PATRICK J. OTTENSMEYER	PHONE: (816) 983-1876
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: POttensmeyer@KCSouthern.com
July 3, 2007
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Kansas City Southern
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File No. 001-04717
Dear Mr. Foti:
We respectfully submit the following response to the comment in your letter dated June 21, 2007 (which has been reproduced in the body of our response in italics).
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis
Results of Operations, page 29
Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005
Mexico Segment, page 32
1.	We note from your response to our prior comment 4 that you believe the quantification of the impact of fuel surcharge on revenues and operating income is not practical and is not consistent with the disclosures made by your peers in the transportation industry. We do not concur, however, that providing tabular financial information reflecting the amount of fuel surcharge revenue would be impractical, as evidenced by the fact that many of the other companies in the transportation industry do provide this information in the MD&A sections of their annual reports filed on Form 10-K. Furthermore, a number of public reporting transportation companies also separately disclose fuel surcharge revenues as a separate component of revenues on the face of their consolidated statements of operations. As it appears the amount of the fuel surcharge revenue appear to materially vary from period-to-period, we continue to believe that disclosure of the amounts of fuel surcharge revenue as part of your MD&A discussion on the changes in revenues will allow the readers to better assess the impact or changes on revenues from this item on a period-to-period basis. As previously requested, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately. In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant component of revenues included in the amount of total revenues.
Based on your suggestion, in future filings we will provide in tabular format the revenue recognized as fuel surcharge within the Management’s Discussion and Analysis section of our report. The Company’s fuel surcharge revenue is the revenue billed as an incremental fuel surcharge reflecting changes in the current market price of fuel, and does not include the fuel component embedded in base freight rates nor index-based contract escalators.
We continue to believe, as discussed in our response letter dated June 15, 2007, that our fuel surcharge revenue from period-to-period lacks comparability. Comparability with regard to fuel surcharge revenue is limited due to the Company’s process related to recapturing fuel as a component of our cost structure, coupled with our customers’ decision making process when arriving at the base freight rate; an overall process in a fluid state of change and negotiation. Furthermore, the ability to provide comparable qualitative discussion related to changes in fuel surcharge revenue is very limited when also considering the changes in customer participation in fuel surcharge programs as base rates change to reflect the current market environment, including the fluctuations driven by changes in contract and commodity mix for the freight hauled in a given period vs. another period. Additionally, within the rail industry there is a disparity of practice related to these processes and disclosures including limited transparency into these processes as it relates to our industry competitors.
If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1876.
Sincerely,
/s/ Patrick J. Ottensmeyer
Cc: Michael K. Borrows — Vice President and Chief Accounting Officer

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